DYNO
Dyno Nobel

Dyno Nobel Limited
ACN 117 733 463
Level 24
111 Pacific Hwy, North Sydney
NSW, 2060 Australia
Locked Bag 2113
Telephone: +61 2 9968 9000
Facsimile: + 61 2 9968 9530

The Securities and Exchange Commission
100 F Street, Street N.E.
Washington DC 20549
USA



**Date** 18/06/2008



Dear Sir or Madam,

Pursuant to Rule 12g3-2(b) of the Securities and Exchange Act 1934, please find **enclosed** announcements lodged with the Australian Stock Exchange for Dyno Nobel Limited (ASX code DXL) and for the recently listed SPS Trust (ASX code DYN).

Yours sincerely,

J Lyall-Anderson



Julianne Lyall-Anderson
Company Secretary
Phone: + 612 9968 9000
e-mail: julianne.lyall-anderson@ap.dynonobel.com

Encl.

DYNO
Dyno Nobel

Dyno Nobel Limited
ACN 117 733 463
Level 24
111 Pacific Hwy, North Sydney
NSW, 2060 Australia
Locked Bag 2113
Telephone: +61 2 9968 9000
Facsimile: +61 2 9968 9530

16 June 2008

The Manager, Companies
Australian Stock Exchange Limited
Company Announcements Office
Level 4, 20 Bridge Street
Sydney NSW 2000

Dear Sir

**Implementation of Dyno Nobel Schemes of Arrangement**

The Schemes of Arrangement in relation to the acquisition of Dyno Nobel Limited (***Dyno Nobel***) by Incitec Pivot Limited (***Incitec Pivot***) have today been implemented.

All Dyno Nobel ordinary shares have been transferred to Incitec Pivot US Holdings Pty Limited, a wholly-owned subsidiary of Incitec Pivot. All options to acquire shares in Dyno Nobel have been cancelled.

An application to delist Dyno Nobel from ASX will be made shortly.

The directors of Dyno Nobel have resigned and have been replaced with the following directors nominated by Incitec Pivot with effect from today:

- James Fazzino, Finance Director and Chief Financial Officer of Incitec Pivot;
- Kerry Gleeson, General Counsel and Company Secretary of Incitec Pivot; and
- Frank Micallef, General Manager-Treasurer of Incitec Pivot.

Kerry Gleeson has also been appointed as joint Company Secretary of Dyno Nobel.

Yours sincerely

J Lyall-Anderson

**Julianne Lyall-Anderson**
**Company Secretary**

*Rule 3.19A.3*

# Appendix 3Z

## Final Director's Interest Notice

*Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.*

Introduced 30/9/2001.

| | |
|---|---|
| **Name of entity** DYNO NOBEL LIMITED | |
| **ABN** 44 117 733 463 | |

We (the entity) give ASX the following information under listing rule 3.19A.3 and as agent for the director for the purposes of section 205G of the Corporations Act.

| | |
|---|---|
| **Name of director** | Geoffrey Allan Tomlinson |
| **Date of last notice** | 26 October 2007 |
| **Date that director ceased to be director** | 16 June 2008 |

**Part 1 – Director's relevant interests in securities of which the director is the registered holder**
*In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust*

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

| **Number & class of securities** |
|---|
| 43,185 fully paid ordinary shares |

+ See chapter 19 for defined terms.

## Part 2 – Director's relevant interests in securities of which the director is not the registered holder

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

*In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust*

| **Name of holder & nature of interest**<br>Note: Provide details of the circumstances giving rise to the relevant interest | **Number & class of securities** |
|---|---|
| | |

## Part 3 – Director's interests in contracts

| | |
|---|---|
| **Detail of contract** | |
| **Nature of interest** | |
| **Name of registered holder (if issued securities)** | |
| **No. and class of securities to which interest relates** | |

*Rule 3.19A.3*

# Appendix 3Z

## Final Director's Interest Notice

*Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.*

Introduced 30/9/2001.

| | |
|---|---|
| **Name of entity** | DYNO NOBEL LIMITED |
| **ABN** | 44 117 733 463 |

We (the entity) give ASX the following information under listing rule 3.19A.3 and as agent for the director for the purposes of section 205G of the Corporations Act.

| | |
|---|---|
| **Name of director** | John Muir |
| **Date of last notice** | 8 November 2007 |
| **Date that director ceased to be director** | 16 June 2008 |

**Part 1 – Director's relevant interests in securities of which the director is the registered holder**
*In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust*

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

| **Number & class of securities** |
|---|
| 300 Step-up Preference Securities<br>42,670 fully paid ordinary shares |

+ See chapter 19 for defined terms.

**Part 2 – Director's relevant interests in securities of which the director is not the registered holder**

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part

*In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust*

| Name of holder & nature of interest<br>Note: Provide details of the circumstances giving rise to the relevant interest | Number & class of securities |
|---|---|
| | |

**Part 3 – Director's interests in contracts**

| | |
|---|---|
| **Detail of contract** | |
| **Nature of interest** | |
| **Name of registered holder (if issued securities)** | |
| **No. and class of securities to which interest relates** | |

+ See chapter 19 for defined terms.

*Rule 3.19A.3*

# Appendix 3Z

## Final Director's Interest Notice

*Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.*

Introduced 30/9/2001.

| | |
|---|---|
| **Name of entity** DYNO NOBEL LIMITED | |
| **ABN** 44 117 733 463 | |

We (the entity) give ASX the following information under listing rule 3.19A.3 and as agent for the director for the purposes of section 205G of the Corporations Act.

| | |
|---|---|
| **Name of director** | David Edward Wills |
| **Date of last notice** | 26 October 2007 |
| **Date that director ceased to be director** | 16 June 2008 |

**Part 1 – Director's relevant interests in securities of which the director is the registered holder**
*In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust*

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

| **Number & class of securities** |
|---|
| 20,469 fully paid ordinary shares held by Billsale Pty Limited – A Private Family Company |

## Part 2 – Director's relevant interests in securities of which the director is not the registered holder

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

*In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust*

| **Name of holder & nature of interest**<br>Note: Provide details of the circumstances giving rise to the relevant interest | **Number & class of securities** |
|---|---|
| | |

## Part 3 – Director's interests in contracts

| | |
|---|---|
| **Detail of contract** | |
| **Nature of interest** | |
| **Name of registered holder (if issued securities)** | |
| **No. and class of securities to which interest relates** | |

+ See chapter 19 for defined terms.

*Rule 3.19A.3*

# Appendix 3Z

## Final Director's Interest Notice

*Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.*

Introduced 30/9/2001.

| | |
|---|---|
| **Name of entity** DYNO NOBEL LIMITED | |
| **ABN** 44 117 733 463 | |

We (the entity) give ASX the following information under listing rule 3.19A.3 and as agent for the director for the purposes of section 205G of the Corporations Act.

| | |
|---|---|
| **Name of director** | Rodney Harold Keller |
| **Date of last notice** | 26 October 2007 |
| **Date that director ceased to be director** | 16 June 2008 |

**Part 1 – Director's relevant interests in securities of which the director is the registered holder**
*In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust*

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

| |
|---|
| **Number & class of securities** |
| 21,592 fully paid ordinary shares |

## Part 2 – Director's relevant interests in securities of which the director is not the registered holder

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

*In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust*

| Name of holder & nature of interest<br>Note: Provide details of the circumstances giving rise to the relevant interest | Number & class of securities |
|---|---|
| | |

## Part 3 – Director's interests in contracts

| | |
|---|---|
| **Detail of contract** | |
| **Nature of interest** | |
| **Name of registered holder (if issued securities)** | |
| **No. and class of securities to which interest relates** | |

+ See chapter 19 for defined terms.

*Rule 3.19A.3*

# Appendix 3Z

## Final Director's Interest Notice

*Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.*

Introduced 30/9/2001.

| | |
|---|---|
| **Name of entity** DYNO NOBEL LIMITED | |
| **ABN** 44 117 733 463 | |

We (the entity) give ASX the following information under listing rule 3.19A.3 and as agent for the director for the purposes of section 205G of the Corporations Act.

| | |
|---|---|
| **Name of director** | Ralph Harold Harnett |
| **Date of last notice** | 12 April 2006 |
| **Date that director ceased to be director** | 16 June 2008 |

**Part 1 – Director's relevant interests in securities of which the director is the registered holder**
*In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust*

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

| **Number & class of securities** |
|---|
| 42,194 fully paid ordinary shares |

+ See chapter 19 for defined terms.

## Part 2 – Director's relevant interests in securities of which the director is not the registered holder

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

*In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust*

| **Name of holder & nature of interest**<br>Note: Provide details of the circumstances giving rise to the relevant interest | **Number & class of securities** |
|---|---|
| | |

## Part 3 – Director's interests in contracts

| | |
|---|---|
| **Detail of contract** | |
| **Nature of interest** | |
| **Name of registered holder (if issued securities)** | |
| **No. and class of securities to which interest relates** | |

+ See chapter 19 for defined terms.

*Rule 3.19A.3*

# Appendix 3Z

## Final Director's Interest Notice

*Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.*

Introduced 30/9/2001.

| | |
|---|---|
| **Name of entity** DYNO NOBEL LIMITED | |
| **ABN** 44 117 733 463 | |

We (the entity) give ASX the following information under listing rule 3.19A.3 and as agent for the director for the purposes of section 205G of the Corporations Act.

| | |
|---|---|
| **Name of director** | David Anthony Walsh |
| **Date of last notice** | 28 August 2007 |
| **Date that director ceased to be director** | 16 June 2008 |

**Part 1 – Director's relevant interests in securities of which the director is the registered holder**
*In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust*

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

| **Number & class of securities** |
|---|
| 42,194 fully paid ordinary shares held by Ibmiboom Pty Limited as trustee for the Mooshnmim SM Superannuation Fund. |

+ See chapter 19 for defined terms.

**Part 2 – Director's relevant interests in securities of which the director is not the registered holder**

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

*In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust*

| **Name of holder & nature of interest**<br>Note: Provide details of the circumstances giving rise to the relevant interest | **Number & class of securities** |
|---|---|
| | |

**Part 3 – Director's interests in contracts**

| | |
|---|---|
| **Detail of contract** | |
| **Nature of interest** | |
| **Name of registered holder (if issued securities)** | |
| **No. and class of securities to which interest relates** | |

+ See chapter 19 for defined terms.

ASX
AUSTRALIAN SECURITIES EXCHANGE

# MARKET RELEASE

16 June 2008

**Dyno Nobel Limited**

## REMOVAL FROM OFFICIAL LIST

Dyno Nobel Limited (the "Company") will be removed from the official list of ASX Limited as from the close of trading on Tuesday, 17 June 2008, at the request of the Company, following implementation of the schemes of arrangement in relation to the acquisition of the Company by Incitec Pivot US Holdings Pty Limited (a wholly-owned subsidiary of Incitec Pivot Limited).

Security Code: DXL

A. Smythe

Adrian Smythe
Principal Adviser, Issuers (Sydney)



END